Bitdeer Technologies Group
08 Kallang Avenue
Aperia tower 1, #09-03/04
Singapore 339509

October 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Kate Tillan
David Irving

Re:	Bitdeer Technologies Group (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2023
Filed March 28, 2024
File No. 001-41687

Ladies and Gentlemen:

This letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated September 13, 2024 (the “Comment Letter”), relating to the above referenced Form 20-F (the “Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not defined herein are used herein as defined in the Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2023

Item 5. Operating and Financial Review and Prospects

Non-IFRS Financial Measures, page 77

1.
Please revise your future filing disclosure to provide your discussion of Profit/(loss) for the year/period before your disclosures of the Adjusted EBITDA and Adjusted Profit. The IFRS amounts should be presented with equal or greater prominence than non-IFRS measures. Specifically, we note the non-IFRS disclosures are included on pages 77-78 before the IFRS measures, which are discussed in the Results of Operations section on pages 85-93. Refer to Question 102.10(a) of the Non-GAAP Compliance and Disclosure Interpretations.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings, including the Company’s Form 20-F that contain non-IFRS measures, the Company will present IFRS amounts with equal or greater prominence than non-IFRS measures in accordance with Question 102.10(a) of the Non-GAAP Compliance and Disclosure Interpretations.

Financial Statements

Note 2. Summary of Significant Accounting Policies

(q) Revenue recognition

Self-mining, page F-21

October 25, 2024 Page 2
2.	Please respond to the following and revise your disclosure in future filings as necessary to address the following concerning your revenue recognition under IFRS 15:

•	Tell us and disclose the payment mechanism(s) used by your mining pools (for example, FPPS, PPLNS, etc.).

•	Disclose, if true, that you consider the mining pool operators to be your customers and you decide when to provide services under the contracts.

•
You disclose that the contracts with mining pool operators are terminable at any time by either party. Clarify whether or not your contracts are terminable at any time by either party without penalty. If they are, revise your disclosure accordingly and tell us your consideration for whether, as a result of the termination rights, the mining pool agreement is continuously renewed for accounting purposes and the accounting duration of your contracts is less than 24 hours. If true, tell us your consideration of disclosing that your enforceable right to compensation only begins when, and continues as long as, you provide hash computation services to the mining pools, the duration of the contract is less than 24 hours and the contract continuously renews throughout the day.

•
Assuming you conclude that your contracts are continually renewed, tell us whether you determined that the mining pool operator’s implied renewal option is not a material right as the terms, conditions, and compensation amounts are at then market rates. Refer to Appendix B40 of IFRS 15.

•
You disclose that your only performance obligation is providing computing power. Tell us whether a more accurate description of your promise is a service to perform hash calculations for the pool operator, and if so, make corresponding revisions in future filings to your accounting policy and related disclosures.

•
Disclose how payments are generally calculated, including the various components of the payment (for example, block reward, transaction fees, less pool operator fee) and the period over which the computations take place (for example, generally midnight to midnight UTC). Also disclose the nature of the non-cash consideration received (for example, bitcoin).

•
You disclose that the Group recognizes the revenue when the variable consideration is reasonably estimable and the performance obligation of providing computing power has been satisfied. Disclose whether revenue is recognized on the same day that control of the contracted service transfers to the mining pool operator. Refer to IFRS 15.31.

•
Clarify for us, by way of example, when and how you determine the amount of revenue to recognize each day for the non-cash consideration received and revise your disclosure to clarify the timing and method of valuing the non-cash consideration received.

The Company acknowledges the Staff’s comments and advises the Staff the following, with respect to each of the bullet points above:

•	Tell us and disclose the payment mechanism(s) used by your mining pools (for example, FPPS, PPLNS, etc.).

The Company respectfully advises the Staff that 99.6%, 98.8%, 96.1% and 96.9% of its self-mining revenue for the six months ended June 30, 2024 and for the years ended December 31, 2023, 2022 and 2021, respectively, were generated from Bitcoin mining. For the six months ended June 30, 2024 and for the years ended December 31, 2023, 2022, 2021, the Bitcoin mining revenue generated from mining pools by payment mechanisms is as follows:

Payment mechanism	For the six months ended June 30, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
	(In thousands of US$)
FPPS	68,146	83,462	59,617	185,290
PPS+	21,543	26,924	228	366

Please refer to Exhibit A for the proposed disclosures.

October 25, 2024 Page 3
•	Disclose, if true, that you consider the mining pool operators to be your customers and you decide when to provide services under the contracts.

The Company respectfully advises the Staff that while the Company can decide when to start or stop providing the services, in terms of contract termination, both the Company and the mining pool operator have the unilateral right to terminate the contract without compensating the other party. In other words, the mining pool operator also has the right to terminate the contract (i.e., stop the Company’s services) based on the contract. Please refer to Exhibit A for the proposed disclosures.

•
You disclose that the contracts with mining pool operators are terminable at any time by either party. Clarify whether or not your contracts are terminable at any time by either party without penalty. If they are, revise your disclosure accordingly and tell us your consideration for whether, as a result of the termination rights, the mining pool agreement is continuously renewed for accounting purposes and the accounting duration of your contracts is less than 24 hours. If true, tell us your consideration of disclosing that your enforceable right to compensation only begins when, and continues as long as, you provide hash computation services to the mining pools, the duration of the contract is less than 24 hours and the contract continuously renews throughout the day.

The Company respectfully clarifies that the contracts with mining pool operators are terminable at any time by either party without penalty.

The Company assesses and determines whether, as a result of the termination rights, the mining pool agreement is continuously renewed for accounting purposes and the accounting duration of the contracts is less than 24 hours. As self-mining is one of the Company’s primary business operations, the Company participates in the mining pool and provides hash calculation service to the pool operators continuously. The mining pools determine mining rewards to pool participants on a daily basis. Based on these practices, the Company believes that it has a present enforceable right to collect the payment, and the mining pool has a present enforceable obligation to make the payment, in a given day, and that the contract duration is less than 24 hours and continuously renewed throughout the day.

Based on the analysis above, the Company determines that as a result of the termination rights, the Company’s enforceable right to compensation only begins when, and continues as long as, the Company provides hash calculation services to the mining pools, the duration of the contract is less than 24 hours and the contract continuously renews throughout the day. The disclosure in future filings will be revised accordingly. Please refer to Exhibit A for the proposed disclosures.

•
Assuming you conclude that your contracts are continually renewed, tell us whether you determined that the mining pool operator’s implied renewal option is not a material right as the terms, conditions, and compensation amounts are at then market rates. Refer to Appendix B40 of IFRS 15.

The Company respectfully clarifies that after disconnecting the mining machine to the mining pool proxy (i.e., terminating the existing contract), the Company could always reconnect the mining machine to the mining pool proxy, and receive mining yield from the mining pool operator under the same payment mechanism, which is considered at the then market rates. In this case, the Company believes the termination provision is similar to a renewal option. However, since the Company receives mining yields based on a universal payment mechanism, and the mining pool operator does not provide the Company with any goods or services, or alter any payment mechanisms to induce such renewal, the renewal is not considered a material right according to IFRS 15 B40.

•
You disclose that your only performance obligation is providing computing power. Tell us whether a more accurate description of your promise is a service to perform hash calculations for the pool operator, and if so, make corresponding revisions in future filings to your accounting policy and related disclosures.

The Company acknowledges the Staff’s comment and advises the Staff that the disclosure in future filings will be revised accordingly to further clarify the performance obligation of the arrangement. Please refer to Exhibit A for the proposed disclosures.

October 25, 2024 Page 4
•
Disclose how payments are generally calculated, including the various components of the payment (for example, block reward, transaction fees, less pool operator fee) and the period over which the computations take place (for example, generally midnight to midnight UTC). Also disclose the nature of the non-cash consideration received (for example, bitcoin).

The Company acknowledges the Staff’s comment and advises the Staff that the disclosure in future filings will be revised accordingly. Please refer to Exhibit A for the proposed disclosures.

•
You disclose that the Group recognizes the revenue when the variable consideration is reasonably estimable and the performance obligation of providing computing power has been satisfied. Disclose whether revenue is recognized on the same day that control of the contracted service transfers to the mining pool operator. Refer to IFRS 15.31.

The Company acknowledges the Staff’s comment and advises the Staff that the disclosure in future filings will be revised to clarify that the revenue is recognized on the same day that control of the contracted service transfers to the mining pool operator. Please refer to Exhibit A for the proposed disclosures.

•
Clarify for us, by way of example, when and how you determine the amount of revenue to recognize each day for the non-cash consideration received and revise your disclosure to clarify the timing and method of valuing the non-cash consideration received.

 The Company respectfully clarifies that as the Company generates self-mining revenue solely from participating third-party mining pools, the quantity of non-cash consideration is determined primarily based on the quantity of hash rate contributed to the mining pool in providing the hash calculation for the mining pool (in calculating the block reward). The Company has the ability to estimate the quantity of non-cash consideration based on the contractual formula when the Company begins to provide the hash calculation service and recognizes revenue on the same day that control of the contracted service transfers to the mining pool operator.

The Company uses the price at 0:00:00 UTC of a given day to estimate the non-cash consideration the Company is entitled to for service provided in that day. The Company believes it is an appropriate approach to be used under IFRS 15 and has been applying this valuation method consistently historically.

The Company advises the Staff that the disclosure in future filings will be revised to clarify the timing and method of valuing the non-cash consideration received. Please refer to Exhibit A for the proposed disclosures.

Note 3. Use Of Judgments and Estimates, page F-33

3.
We note your disclosure on pages 28, 37, 38, and F-33 that, “there is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the revenue from the self-mining business.” We are unclear how these statements are consistent with management’s responsibility to provide financial statements it asserts are compliant with IFRS as issued by the IASB. In that regard, we observe that the IFRS accounting standards are the source of authoritative generally accepted accounting principles and that there is guidance whose scope applies to your transactions. Please revise future filings to remove this disclosure.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure to which this comment relates will be removed from future filings.

*          *          *

October 25, 2024 Page 5
If you have any questions regarding the response letter, please contact the Company’s U.S. counsel Will H. Cai of Cooley LLP by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Jihan Wu

Jihan Wu
Chairman of the Board and Chief Executive Officer

cc:	Linghui Kong, Chief Business Officer, Bitdeer Technologies Group
Jianchun Liu, Chief Financial Officer, Bitdeer Technologies Group
Will H. Cai, Esq., Cooley LLP

October 25, 2024 Page 6
Exhibit A

The Company respectfully submits the following proposed disclosure regarding self-mining revenue, which will be included in future filings:

Self-mining

The Group enters into contracts with mining pool operators to provide a service to the mining pool operators to perform hash calculations using the Group’s own mining machines. The Group considers the mining pool operators the customers under this type of arrangement and can decide when to start providing services. The Group’s enforceable right to consideration begins when, and continues as long as, the Group provides hash calculation services to the mining pool operators. Each party to the contract has the unilateral right to terminate the contract at any time without any compensation to the other party for such a termination. As such, the duration of a contract is less than a day and the contract continuously renews throughout the day. The implied renewal option is not a material right because there are no upfront or incremental fees in the initial contract and the terms, conditions, and compensation amount for the renewal options are at the then market rates.

In exchange for providing hash calculation service to the mining pool operators, the Group is entitled to non-cash compensation, cryptocurrency, from the mining pool operators, which is a variable consideration based on the mining pool operators’ distribution mechanisms, which can differ depending on the specific mining pools. Full-Pay-Per-Share (“FPPS”) and Pay-Per-Share-Plus (“PPS+”) pools pay block rewards and transaction fees, less mining pool fees. For FPPS and PPS+ pools, the Group is entitled to non-cash consideration even if a block is not successfully validated by the mining pool operators. For the periods presented, the Group primarily participated in Bitcoin mining to generate its self-mining revenues, and the payment mechanisms used by the mining pool operators were primarily FPPS and PPS+.

FPPS Mining Pools

The Group mainly participates in mining pools that use the FPPS payment mechanism. The Group is entitled to compensation once it begins to perform hash calculations for the mining pool operator in accordance with the operator’s specifications over a 24-hour period beginning mid-night UTC and ending at 23:59:59 UTC on a daily basis. The non-cash consideration that the Group is entitled to for providing hash calculations to the mining pool operator under the FPPS payment mechanism is made up of block rewards and transaction fees less pool operator fees determined as follows:

•
The non-cash consideration referred as the block reward is based on the total blocks expected to be generated on the Bitcoin Network for the daily 24-hour period beginning midnight UTC and ending 23:59:59 UTC in accordance with the following formula: the daily hash calculations that the Group provides to the pool operator as a percent of the Bitcoin Network’s implied hash calculations as determined by the network difficulty, multiplied by the total Bitcoin Network block rewards expected to be generated for the same daily period.

•
The non-cash consideration referred as the transaction fees is based on the share of total actual fees paid by the transaction requestor to each block placed in the Bitcoin Blockchain over the daily 24-hour period beginning midnight UTC and ending 23:59:59 UTC in accordance with the following formula: total actual transaction fees generated on the Bitcoin Network during the daily 24-hour period as a percent of the total block rewards the Bitcoin Network actually generated during the same 24-hour period, multiplied by the block rewards the Group earned for the same 24-hour period.

•
The gross non-cash compensation, consisting of the block reward and transaction fees, earned by the Group is reduced by the mining pool fees charged by the operator for operating the pool based on a rate schedule per the mining pool contract. The mining pool fee is only incurred to the extent the Group performs hash calculations and generates revenue in accordance with the pool operator’s payout formula during the same daily period as discussed above.

October 25, 2024 Page 7
PPS+ Mining Pool

The Group also participates in one PPS+ mining pool that provides non-cash consideration determined in a manner similar to the FPPS mining pools except the amount of transaction fees from the PPS+ mining pool operator is determined based on the share of actual transaction fees paid to the specific blocks the mining pool successfully mined in the Bitcoin Blockchain in a daily 24-hour period in accordance with the operator’s specifications. The transaction fees are determined using the following formula: the hash calculations that the Group provides to the pool operator as a percent of the total relevant hash calculations performed by the mining pool operator under PPS+, multiplied by actual transaction fees paid to the specific blocks a mining pool operator successfully mined under PPS+ in the Bitcoin Blockchain.

The above non-cash consideration is variable since the amount of block reward earned depends on the amount of hash calculations the Group performs; the amount of transaction fees depends on the total actual fees paid by the transaction requestor to each block placed in the Bitcoin Blockchain under FPPS, and the actual transaction fees paid to the specific blocks a mining pool operator successfully mined over the daily period under PPS+; and the operator fees for the same period are variable since it is determined based on the total block rewards and transaction fees in accordance with the pool operator’s agreement.

While the non-cash consideration is variable, the Group has the ability to estimate the variable consideration when the Group begins to provide hash calculation service with reasonable certainty without the risk of significant revenue reversal. The Group recognizes the non-cash consideration on the same day that control of the contracted service transfers to the mining pool operator and measures the non-cash consideration based on the spot rate of the underlying cryptocurrency determined using the quoted price of such cryptocurrency, as described in Note 2(h), at midnight UTC, on the date on which the Group provides the hash calculation service.

Although the non-cash consideration the mining pool operators receive from the blockchain networks includes both the block rewards and the transaction fees, the transaction price the Group receives is an aggregate amount and primarily includes the block rewards. As a result, the Group does not present disaggregated revenue information on block rewards and transaction fees.

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